Exhibit 99.1

Courtesy translation

For information purposes only

February 15, 2018

NOTICE PUBLISHED BY THE FSMA IN ACCORDANCE WITH ARTICLE 7 OF THE ROYAL DECREE OF 27 APRIL 2007 ON PUBLIC TAKEOVER BIDS

The FSMA publishes, in accordance with article 7, section 1 of the Royal Decree of 27 April 2007 on public takeover bids, the notice it received, in accordance with article 5 of the aforementioned Royal Decree, on 15 February 2018 with respect to the intention of Takeda Pharmaceutical Company Limited, a company under the laws of Japan, having its registered office at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka, Japan (the “Bidder”), to launch a voluntary and conditional public takeover bid in cash (the “Bid”) on all shares and warrants of TiGenix NV, a limited liability company under the laws of Belgium, having its registered office at Romeinse straat 12 box 2, 3001 Leuven, Belgium, and registered with the Crossroads Bank of Enterprises under number 0471.340.123 (Register of Legal Entities Leuven) and the shares of which are admitted to trading on Euronext Brussels (symbol TIG - ISIN-code BE0003864817) (“TiGenix”).

The Bid relates to:

(i)                                     all shares (including shares represented by American Depositary Shares of TiGenix (1,114,637 outstanding as of 12 February 2018), with each American Depositary Share representing 20 shares of TiGenix (listed on the Nasdaq Global Select Market under ISIN-code US88675R1095) (the “ADSs”)); and

(ii)                                  all warrants of TiGenix,

that are not already owned by the Bidder or its affiliates (these shares and warrants jointly the “Securities” and each a “Security”).

Per Security, the following price in cash is offered:

(i)                                     EUR 1.78 per share; and

(ii)                                  a price per warrant depending on the strike price and maturity (as set out in the table below):

Warrant Plan	Issue Date	Term	Warrants Outstanding in Number of Shares	Exercise Price (€)	Bid Price for the Warrants (€) (Black Scholes)
2008(1)	20-Mar-2008	10 yrs	10,750	4.05	0.01
2008(2)	20-Mar-2008	10 yrs	12,500	4.41	0.01
2008(3)	20-Mar-2008	10 yrs	113,750	4.84	0.01
2008(4)	20-Mar-2008	10 yrs	121,500	3.45	0.01
2008(5)	20-Mar-2008	10 yrs	25,500	3.83	0.01
2009	19-Jun-2009	10 yrs	136,050	3.95	0.03
2010(1)	12-Mar-2010	10 yrs	123,250	3.62	0.08
2010(2)	12-Mar-2010	10 yrs	84,750	1.65	0.46
2010(3)	12-Mar-2010	10 yrs	7,500	1.83	0.39
2010(4)	12-Mar-2010	10 yrs	35,000	1.93	0.35
2012	06-Jul-2012	10 yrs	3,335,050	1.00	0.92
2013(1)	16-Dec-2013	10 yrs	1,174,840	0.46	1.35
2013(2)	16-Dec-2013	10 yrs	523,740	0.50	1.32
2015(1)	07-Dec-2015	10 yrs	1,485,325	0.95	1.08
2015(2)	07-Dec-2015	10 yrs	537,156	0.97	1.07
2017(1)	20-Feb-2017	10 yrs	3,955,000	0.70	1.24
2017(2)	20-Feb-2017	10 yrs	622,477	0.71	1.24
2017(3)	20-Feb-2017	10 yrs	48,000	0.76	1.22
2017(4)	20-Feb-2017	10 yrs	205,000	0.91	1.14
2017(5)	20-Feb-2017	10 yrs	150,000	0.94	1.13
2017(6)	20-Feb-2017	10 yrs	85,000	0.95	1.12
	Total		12,792,138

Concurrently with the Bid, the Bidder will launch an offer in the United States of America (“USA”) relating to:

(i)                                     all ADSs; and

(ii)                                  shares held by holders who are resident in the USA (including holders who are ‘United States holders’ within the meaning of Rule 14(d)-1(d) of the United States Securities Exchange Act of 1934, as amended),

(the “US Offer”).

The Bid is subject to the following conditions precedent:

(i)                                     the tender into the Bid and the US Offer, in aggregate, of a number of securities that, together with all securities of TiGenix owned by the Bidder and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding securities of TiGenix on a fully diluted basis as of the end of the first acceptance period;

(ii)                                  the absence of a material adverse effect occurring at any time after 5 January 2018, which is defined in the Offer and Support Agreement entered into between the Bidder and TiGenix on 5 January 2018 (the “Agreement”) as any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each an “Effect”) that, individually or in the aggregate with any one or more other Effects, has resulted or would reasonably be expected to result (in the latter case, insofar as this probability is confirmed by an independent expert) in a loss or liability for TiGenix and its subsidiaries (the “TiGenix Group”), taken as a whole, having a negative impact of more than fifteen million euro (EUR 15,000,000) (after taxes) on the consolidated net assets of TiGenix (whether such Effect materialises before, on or after the completion of the Bid), excluding any Effect resulting from:

(A)                               changes in IFRS, GAAP or any other applicable accounting standards or the official interpretation thereof;

(B)                               changes in the financial or securities markets or general economic, regulatory or political conditions in Belgium, Spain, the USA or Japan;

(C)                               changes of any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant person or its business, property, assets or operations, or stock exchange or similar body, that is binding upon such party, as amended unless expressly specified otherwise; or the official interpretation thereof affecting the existing business operations of the TiGenix Group or changes of conditions affecting the geographical markets in which the members of the TiGenix Group operate;

(D)                               acts of war, sabotage or terrorism, hurricanes, floods, wildfires, tornados, earthquakes or other natural disasters or acts of God involving Belgium, Spain, the USA or Japan;

(E)                                the announcement of the transaction or the completion of the Bid, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (excluding certain key employees, other than any such key employee who voluntarily terminates his/her employment relationship with any member of the TiGenix Group) of the TiGenix Group (otherwise than through a breach of the Agreement by any member of the TiGenix Group);

(F)                                 any failure by any member of the TiGenix Group to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, including any decline in the price of, or variation in the trading volume of, any securities issued by any member of the TiGenix Group (otherwise than through a breach of the Agreement by any member of the TiGenix Group);

(G)                               any action taken (or omitted to be taken) at the written request of the Bidder;

(H)                              any action omitted to be taken by TiGenix that requires the written consent of the Bidder pursuant to the Agreement to the extent that the Bidder fails to give its reasonable consent thereto after a written request therefor pursuant to the terms of the Agreement;

(I)                                   any action taken by any member of the TiGenix Group that is required pursuant to the Agreement;

(J)                                   any change, event, occurrence or development relating to the products or product candidates of the TiGenix Group (without prejudice to the requirement to satisfy the condition in (iii) below (marketing authorization), unless waived by the Bidder); and

(K)                               any breach of the Agreement by the Bidder.

(iii)                               Cx601 obtaining marketing authorization in the E.U. from the European Commission; and

(iv)                              the expiration, lapse or termination as appropriate of any applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in respect of the Bid and the US Offer.

The abovementioned conditions precedent are exclusively for the benefit of the Bidder, who reserves the right to waive any of the conditions precedent (i) to (iii) in whole or in part. If any of these conditions precedent would not be met, then the Bidder will announce its decision whether or not it waives any such condition at the latest at the time of announcement of the results of the first acceptance period.

The Bidder intends to launch a simplified squeeze-out bid in accordance with articles 42 and 43 of the Royal Decree of 27 April 2007 on public takeover bids and article 513 of the Company Code, if the conditions for such a squeeze-out are met.